COMMENTS RECEIVED ON 09/13/2023

FROM RYAN SUTCLIFFE

FIDELITY COVINGTON TRUST (acquiring)] (File Nos. 033-60973 and 811-07319)

Fidelity International Enhanced Index Fund
Fidelity Large Cap Core Enhanced Index Fund
Fidelity Large Cap Growth Enhanced Index Fund
Fidelity Large Cap Value Enhanced Index Fund
Fidelity Mid Cap Enhanced Index Fund
Fidelity Enhanced International ETF
Fidelity Enhanced Large Cap Core ETF
Fidelity Enhanced Large Cap Growth ETF
Fidelity Enhanced Large Cap Value ETF
Fidelity Enhanced Mid Cap ETF
Fidelity Enhanced Small Cap ETF

N-14 FILED ON 08/18/2023

N-14 Proxy Statement and Prospectus

1)

C:

In the list of documents that have been filed with the SEC and are incorporated into this Information Statement by reference, the Staff requests we include their 1933 Act filing number.

R:

We will include the 1933 Act filing number for the list of documents that have been filed with the SEC and are incorporated by reference.

2)

C:

In the list of documents that have been filed with the SEC and are incorporated into this Information Statement by reference, the Staff requests we check the hyperlinks on (iii) and (iv) as they do not link to the indicated funds.

R:

We will ensure that the hyperlinks link to the indicated funds.

3)

Summary - How will you determine the number of shares of the Acquiring Funds that I will receive?

“Upon completion of each Reorganization, each shareholder of each Acquired Fund will receive shares of the corresponding Acquiring Fund and, in some cases, cash equal to the value of the shares of the Acquired Fund the shareholder owned on the Closing Date.

For more information, please refer to the section entitled “The Transactions – Agreement and Plan of Reorganization and Liquidation.””

C:

The Staff requests we review the response to ensure the question is answered.

R:

We will modify the response to add a comma after the word cash for clarity.

4)

Summary - Is each Reorganization considered a taxable event for federal income tax purposes?

C:

The Staff requests we describe the effect of any capital loss carryforwards on the target funds.

R:

The effect of capital loss carryforwards is described under “Federal Income Tax Considerations”:

“Assuming the Reorganizations qualify as tax-free reorganizations, as expected, each Acquiring Fund will succeed to the tax attributes of the corresponding Acquired Fund upon the closing of each Reorganization, including any capital loss carryovers that could have been used by each Acquired Fund to offset its future capital gains, if any, for federal income tax purposes. The capital loss carryovers of each Acquired Fund will be available to offset future gains recognized by the Acquiring Fund (subject to the conditions and limitations under the Code). Capital losses of an Acquired Fund may be carried forward indefinitely to offset future capital gains. However, the capital losses of an Acquiring Fund, as the successor in interest to an Acquired Fund, may subsequently become subject to an annual limitation as a result of ownership changes, if such occur.”

5)

Summary - How do the funds’ management and distribution arrangements compare?

“Management of the Funds”

“From time to time, the Adviser or its affiliates may agree to reimburse or waive certain fund expenses while retaining the ability to be repaid if expenses fall below the specified limit prior to the end of the fiscal year.”

C:

The Staff requests we clarify any current or recent fee reimbursements or waivers.

R:

Each fund will not have a fee waiver or expense reimbursement.

6)

Summary - Do the procedures for purchasing and redeeming shares of the funds differ?

“Shares can be purchased and redeemed directly from each Acquiring Fund at NAV only by Authorized Participants in large increments called “Creation Units.” Each Acquiring Fund accommodates frequent purchases and redemptions of Creation Units by Authorized Participants and does not place a limit on purchases or redemptions of Creation Units by these investors. Each Acquiring Fund reserves the right to impose restrictions on disruptive, excessive, or short-term trading.”

C:

The Staff requests we explain how this sentence is consistent with Rule 6c-11 and that we consider deleting.

R:

While the Acquiring Funds do not place limits on purchases or redemptions of Creation Units by Authorized Participants, the Acquiring Funds nonetheless reserve the right to impose restrictions on purchase orders by Authorized Participants in certain circumstances, including where such orders may have adverse consequences on fund shareholders. We do not believe this disclosure is inconsistent with Rule 6c-11.

7)

Comparison of Principal Risk Factors

C:

The Staff requests we distinguish in disclosure which risks apply to which funds.

R:

Each Acquired Fund has the same principal risks as its corresponding Acquiring Fund, with the exception of the ETF-specific risks. Each of the principal risks of the Acquired Fund and Acquiring Fund that are not ETF-specific risks are disclosed in the prospectuses for those funds which are incorporated by reference in the Information Statement. The ETF-specific risks are clearly distinguished in the Information Statement as additional risks associated with an investment in the Acquiring Funds.

8)

Comparison of Principal Risk Factors - Additional risks associated with an investment in the Acquiring Funds

C:

The Staff requests we disclose that where all or a portion of the ETF’s underlying securities trade in a market that is closed, when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from the closed foreign market and the value of such security during the ETF’s domestic trading day. Please note this could lead to differences between an ETF’s share price and the underlying value of those shares.

R:

We note that “Fluctuation of Net Asset Value and Share Price” risk in the “Additional risks associated with an investment in the Acquiring Funds” section states that “During the time when the listing exchange is open but after the applicable market closing, fixing or settlement times, bid-ask spreads and the resulting premium or discount to the fund's NAV may widen.” Accordingly, we do not believe additional disclosure is needed.

9)

The Transactions - Agreement and Plan of Reorganization and Liquidation

C:

The Staff requests we note more prominently in the information statement that the tax opinion is not waivable.

R:

We have added disclosure indicating that the requirement to receive the tax opinion pursuant to the Agreement and Plan of Reorganization and Liquidation cannot be waived by an Acquired Fund or Acquiring Fund.

10)

The Transactions – Reasons for the Reorganization

C:

The Staff requests we elaborate further on the Board’s considerations of the negative aspects of ETF structures. In particular, the Staff requests we note authorized participant-related issues and premiums or discounts to NAV, if the Board considered those.

R:

The information provided in each “Reasons for the Reorganization” section reflects the considerations and findings made by the Board in reaching its determination that the proposed reorganization is in the best interests of shareholders of each fund. Among other things, the Board considered the differences between the mutual fund and ETF structures. The potential negative aspects of ETF structures, including potential premiums or discounts and issues related to Authorized Participants, are highlighted in bold as “Additional risks associated with an investment in the Acquiring Funds” under the “Comparison of Principal Risk Factors.” Accordingly, we do not believe additional disclosure is needed.

11)

The Transactions – Description of the Securities to be Issued

“Fidelity Covington Trust does not hold annual meetings of shareholders. There will normally be no meetings of shareholders for the purpose of electing Trustees unless less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholder meeting for the election of Trustees. Under the 1940 Act, shareholders of record of at least two-thirds of the outstanding shares of an investment company may remove a Trustee by votes cast in person or by proxy at a meeting called for that purpose. The Trustees are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any Trustee when requested in writing to do so by the shareholders of record holding at least 10% of the trust’s outstanding shares.”

C:

The Staff requests we state here, or elsewhere, what the annual meeting policy is of the target trust.

R:

The annual meeting policy for the Acquired Funds trust is the same as the annual meeting policy for the Acquiring Funds trust.

12)

Additional Information about the Funds – Financial Highlights

“Total returns would have been lower if certain expenses had not been reduced during the applicable periods shown.”

C:

The Staff requests we clarify if footnote (f) is applicable to all funds. If so, please explain.

R:

Footnote (f) is applicable to all funds. The Financial Highlights information is sourced from each fund’s financial statements in fund shareholder reports. Please see “Expense Reductions” in the Notes to Financial Statements in the funds’ shareholder reports.